Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No. 1-16455)
Subject Company: Mirant Corporation (File No. 1-16107)

P.O. BOX 3795	HOUSTON, TEXAS 77253	TEL 832 357 3000	FAX 832 357 5503

For more information:	Dennis Barber, Investor Relations: 832-357-3042
Laurie Fickman, Media Relations: 832-357-7720
www.rrienergy.com

For immediate release:	November 3, 2010
RRI Energy Reports Third Quarter 2010 Results
•	Merger with Mirant to create GenOn Energy will create significant near-term value driven by $150 million annual cost savings
•	Received stockholder approval from both companies

•	Entered into revolving credit facility and agreements to borrow $1.925 billion, which will satisfy the financing condition in the merger agreement
•	Received FERC approval and NY Public Service Commission clearance

•	Expect to close by the end of the year

•	Third quarter financial results improved year-over-year and reflect continued depressed commodity prices and weak economic conditions

•	Investments to improve equipment performance resulted in 3% reduction in unplanned outage rate compared to Q1

•	New Castle and Titus power plant non-cash impairments totaling $113 million charged in third quarter
HOUSTON — RRI Energy, Inc. today is reporting open EBITDA of $212 million for the third quarter of 2010, compared to $133 million for the third quarter of 2009. The improvement was primarily due to improved energy margins driven by higher heat rates related to warmer weather in July and early August and improved economic conditions compared to the same period last year. The company reported adjusted EBITDA of $212 million in the third quarter of 2010, compared to $100 million in the third quarter of 2009. The improvement was primarily due to the items mentioned above and a reduction in losses from coal hedges. Free cash flow provided by continuing operations during the first nine months of 2010 was $84 million, compared to a use of cash of ($182) million for the first nine months of 2009. The improvement was primarily a result of improved earnings and lower environmental capital expenditures.
“We have made excellent progress toward completing the steps necessary to finalize our proposed merger with Mirant and expect to close the transaction by the end of the year after we receive clearance from the Department of Justice,” said Mark Jacobs, president and chief executive officer of RRI Energy. “Third quarter financial results and market conditions have improved relative to last year, but still reflect continued depressed commodity prices and weak economic conditions.”

Open EBITDA was $241 million for the first nine months of 2010, compared to $129 million for the same period of 2009. Adjusted EBITDA was $244 million for the first nine months of 2010, compared to $42 million for the same period of 2009. The improvements were due to the same factors as described above, partially offset by increased plant operation and maintenance expenses to improve equipment performance.
Income from continuing operations before income taxes for the third quarter of 2010 was $41 million, compared to a loss from continuing operations of $9 million for the third quarter of 2009. The 2010 reported results include net unrealized gains from energy derivatives of $51 million, $5 million in merger-related costs and a $113 million charge for long-lived assets impairments. The reported numbers for 2009 include net unrealized gains from energy derivatives of $7 million.
The loss from continuing operations before income taxes for the first nine months of 2010 was $361 million, compared to $334 million for the first nine months of 2009. The 2010 reported results include net unrealized gains from energy derivatives of $112 million, a $17 million charge for western states litigation and similar settlements, $19 million in merger-related costs and a $361 million charge for long-lived assets impairments. The reported numbers for 2009 include net unrealized losses from energy derivatives of $30 million and $8 million in severance charges. Operating cash flow from continuing operations was $252 million for the first nine months of 2010, compared to a use of cash of ($275) million for the same period of 2009.
Non-GAAP Financial Measures
This press release and the attached financial tables include the following non-GAAP financial measures:
•	EBITDA

•	Adjusted EBITDA

•	Open EBITDA

•	Adjusted cash flow provided by/(used in) continuing operations

•	Free cash flow provided by/(used in) continuing operations

•	Open energy gross margin

•	Other margin

•	Open gross margin

•	Total controllable costs

•	Total controllable costs/MWh

•	Total controllable costs/MW capacity

•	Gross debt

•	Net debt

•	Operation and maintenance, excluding severance

•	General and administrative, excluding severance and merger-related costs
A reconciliation of these financial measures and the most directly comparable GAAP measures is included above or in the attached financial tables. Additional information regarding these measures, including a discussion of their usefulness and purpose, is included in the Form 8-K furnished along with this press release. Certain factors that could affect GAAP financial measures are not accessible on a forward-looking basis, but could be material to future reported earnings and cash flows.

Webcast Of Earnings Conference Call
RRI Energy will host its third quarter 2010 earnings conference call beginning at 10:00 a.m. Eastern Time on Wednesday, November 3, 2010. The conference call will be webcast live with audio and slides at www.rrienergy.com in the Investor Relations section. A replay of the call can be accessed approximately two hours after the call’s completion.
About RRI Energy, Inc.
RRI Energy, Inc. (NYSE:RRI) based in Houston, provides electricity to wholesale customers in the United States. The company is one of the largest independent power producers in the nation with more than 14,000 megawatts of power generation capacity across the United States. These strategically located generating assets use natural gas, fuel oil and coal. RRI routinely posts all important information on its web site at www.rrienergy.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income, capital structure and other financial items, our plans and objectives for future operations or about our future economic performance, possible transactions, dispositions, financings or offerings, and our view of economic and market conditions. In many cases you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “believe,” “think”, “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words. However, the absence of these words does not mean that the statements are not forward-looking.
Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including, but not limited to, statements about the benefits of the proposed merger involving us and Mirant Corporation, including our future financial position and operating results and the expected timing or ability to obtain necessary approvals and satisfy conditions to complete the merger and the related financings, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emission allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness and other factors we discuss or refer to in the “Risk Factors” sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC). Our filings and other important information are also available on the Investor Relations page of our website at www.rrienergy.com.
Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between us and Mirant, we filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of us and Mirant and that also constitutes a prospectus of us. The registration statement was declared effective by the SEC on September 13, 2010. We and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from our website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
###

4